October 27, 2009

Terry L. Hester
Chief Financial Officer
Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, Georgia 31750

   Re: Colony Bankcorp, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     File No. 000-12436

Dear Mr. Hester:

  We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008, and we have no further comments.

       Sincerely,

       Gregory Dundas
       Attorney Adviser